LIGHTWAVE LOGIC, INC.

831 Lefthand Circle, Suite C

Longmont, CO 80501

June 27, 2016

Via EDGAR

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:

Lightwave Logic, Inc.

Post-Effective Amendment to Form S-1

Filed June 7, 2016

File No. 333- 206059

Dear Ms. Long:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lightwave Logic, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effective date of Post Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333- 206059) (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 7, 2016.  The Company respectfully requests that the Registration Statement become effective as of 9:00 a.m., Washington, D.C. time, on June 29, 2016, or as soon as practicable thereafter.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pamela A. Long

U.S. Securities and Exchange Commission

June 27, 2016

Please direct any questions or comments regarding this filing to Clayton E. Parker at (305) 539-3306 or Matthew Ogurick at (305) 539-3352 of K&L Gates LLP, outside securities counsel to the Company.

Very truly yours,

/s/ Thomas E. Zelibor

Thomas E. Zelibor
Chief Executive Officer
Lightwave Logic, Inc.
1831 Lefthand Circle, Suite C
Longmont, CO 80501